UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3)*

Zeltiq Aesthetics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98933Q108
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,353,734
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,353,734
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,353,734
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,353,734
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,353,734
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,353,734
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 5 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,398
	8	SHARED VOTING POWER 2,353,734
	9	SOLE DISPOSITIVE POWER 2,398
	10	SHARED DISPOSITIVE POWER 2,353,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,356,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 6 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,353,734
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,353,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,353,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 7 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,938
	8	SHARED VOTING POWER 2,353,734
	9	SOLE DISPOSITIVE POWER 6,938
	10	SHARED DISPOSITIVE POWER 2,353,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,360,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 8 of 10

Item 1.   Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

This Amendment No. 3 to Schedule 13D (this “Statement”) amends and supplements the Schedule 13D as previously filed by the undersigned Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on November 1, 2012, as amended by Amendment No. 1, filed with the SEC on November 15, 2015 and as further amended by Amendment No. 2, filed with the SEC on January 27, 2014, with respect to common stock, par value $0.001 per share (the “Common Stock”) of Zeltiq Aesthetics, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 4698 Willow Road, Suite 100, Pleasanton, CA 94588.

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person appearing elsewhere in this Statement is based on 39,025,926 shares of Common Stock outstanding as stated in the Issuer’s Quarterly Report on Form 10-Q, dated October 28, 2015.

Item 2.   Identity and Background.

No material change.

Item 3.   Source and Amount of Funds or Other Consideration.

No material change.

Item 4.   Purpose of Transaction.

No material change.

Item 5.   Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated in their entirety as follows:

(a) and (b)

Reporting Person	Shared Dispositive Power	Sole Dispositive Power	Total Shares	% Ownership
Aisling Capital III, LP	2,353,734	0	2,353,734	6.0%
Aisling Capital Partners III, LP	2,353,734	0	2,353,734	6.0%
Aisling Capital Partners III LLC	2,353,734	0	2,353,734	6.0%
Steve Elms	2,353,734	2,398	2,356,132	6.0%
Dennis Purcell	2,353,734	0	2,353,734	6.0%
Andrew Schiff	2,353,734	6,938	2,360,672	6.0%

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 9 of 10

 (c)  Except as otherwise set forth below, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days:

On November 18, 2015, Aisling sold 194,008 shares of Common Stock in multiple open market transactions with a weighted average price per share of $31.0296, with prices per share ranging from $30.56 to $31.77.

On November 19, 2015, Aisling sold 50,000 shares of Common Stock in multiple open market transactions with a weighted average price per share of $29.7593, with prices per share ranging from $29.46 to $31.50.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of January 27, 2014, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 10 of 10

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 20, 2015

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention.  Intentional  misstatements  or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).